Sub-Item 77D:  Policies with Respect to Security Investments

RE:  Nasdaq-100 Index Tracking Stock Fund

The Fund's investment objective was changed, based on a shareholder vote, and it was re-named the Growth Fund. It was restructured from a passively managed index fund to an actively managed fund. The key difference between these two styles relates to whether management actively chooses investments based on research and analysis versus passively investing in tracking stocks or securities represented by the Nasdaq-100 Index(R).

The Fund is now actively managed by RE Advisers, acting as advisor, and
T. Rowe Price Associates, Inc., acting as sub-advisor. The Fund's new investment objective is to seek to provide long-term capital appreciation through investments in common stocks of growth companies.